Room 4561

January 18, 2008

Marc J. Lichtman
Chief Financial Officer
Techteam Global, Inc.
27335 West 11 Mile Road
Southfield, MI 48033

Re: Techteam Global, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
Form 10-Q for the quarterly period ended September 30, 2007
Filed November 9, 2007
File No. 000-16284

Dear Mr. Lichtman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief